# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| Structured Asset Mortgage Investments Inc. | 0000882253 |
| --- | --- |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| Form 8-K, July 29, 2003, Series 2003-5 | 333-68542 |

Name of Person Filing the Document
(If Other than the Registrant)


03028552


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C.
181
SECTION

PROCESSED
AUG 01 2003
THOMSON
FINANCIAL

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.



By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: July 29, 2003

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# MANU-0305

**MANU-0305 Class A1 (I-A-1) 3/1 <P>**

**Orig Bal 148,666,550 Fac 1.00000 Coup 4.240 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1070 Cap 10.2400 @ 8.1330 Floor 2.1070 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G01**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A1 (I-A-1 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3175% | 1.3175% | 1.3175% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.27 | 3.21 | 1.87 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 04/33 | Last Prin |
| 101:23 | 3.38 | 3.26 | 2.95 | Yield |
| | 4.39 | 2.85 | 1.74 | Duration |
| 101:27 | 3.35 | 3.22 | 2.88 | Yield |
| | 4.40 | 2.85 | 1.74 | Duration |
| 101:31 | 3.32 | 3.17 | 2.81 | Yield |
| | 4.40 | 2.86 | 1.74 | Duration |
| 102: 3 | 3.30 | 3.13 | 2.74 | Yield |
| | 4.41 | 2.86 | 1.75 | Duration |
| 102: 7 | 3.27 | 3.09 | 2.67 | Yield |
| | 4.41 | 2.86 | 1.75 | Duration |
| 102:11 | 3.24 | 3.05 | 2.60 | Yield |
| | 4.42 | 2.87 | 1.75 | Duration |
| 102:15 | 3.21 | 3.00 | 2.53 | Yield |
| | 4.42 | 2.87 | 1.76 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

Bear, Stearns & Co. Inc.
mdevgan



# MANU-0305

**MANU-0305 Class AB (II-A-1) 5/1 <P>**

**Orig Bal 198,473,900 Fac 1.00000 Coup 3.960 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0220 Cap 9.5260 @ 7.5040 Floor 2.0220 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G02**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: AB (II-A-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | 250% PSA | prepay |
|---|---|---|---|---|---|---|---|
| | | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.61 | 5.40 | 3.27 | 1.88 | 1.40 | 6.26 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03* | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 05/33 | 02/32* | 05/33 | Last Prin |
| 101: 4 | 3.45 | 3.46 | 3.39 | 3.16 | 2.93 | 3.50 | Yield |
| | 12.76 | 4.48 | 2.89 | 1.75 | 1.32 | 5.16 | Duration |
| 101: 8 | 3.44 | 3.44 | 3.35 | 3.09 | 2.83 | 3.48 | Yield |
| | 12.77 | 4.48 | 2.89 | 1.75 | 1.33 | 5.17 | Duration |
| 101:12 | 3.43 | 3.41 | 3.30 | 3.02 | 2.74 | 3.45 | Yield |
| | 12.78 | 4.49 | 2.89 | 1.76 | 1.33 | 5.17 | Duration |
| 101:16 | 3.42 | 3.38 | 3.26 | 2.95 | 2.65 | 3.43 | Yield |
| | 12.78 | 4.49 | 2.90 | 1.76 | 1.33 | 5.18 | Duration |
| 101:20 | 3.41 | 3.35 | 3.22 | 2.88 | 2.56 | 3.40 | Yield |
| | 12.79 | 4.50 | 2.90 | 1.76 | 1.33 | 5.18 | Duration |
| 101:24 | 3.40 | 3.33 | 3.18 | 2.81 | 2.46 | 3.38 | Yield |
| | 12.80 | 4.50 | 2.91 | 1.76 | 1.33 | 5.19 | Duration |
| 101:28 | 3.39 | 3.30 | 3.13 | 2.74 | 2.37 | 3.36 | Yield |
| | 12.80 | 4.51 | 2.91 | 1.77 | 1.34 | 5.19 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class A3 (III-A-1) 5/1 PPP <P>**

**Orig Bal 110,784,000 Fac 1.00000 Coup 4.502 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1920 Cap 9.5530 @ 7.3610 Floor 2.1920 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G03**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A3 (III-A-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 20.54 | 5.69 | 3.38 | 1.92 | 1.41 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 04/33 | 09/30 | Last Prin |
| 102:12 | 3.62 | 3.58 | 3.41 | 2.96 | 2.51 | Yield |
| | 13.55 | 4.63 | 2.96 | 1.78 | 1.35 | Duration |
| 102:16 | 3.61 | 3.55 | 3.37 | 2.89 | 2.42 | Yield |
| | 13.56 | 4.64 | 2.96 | 1.79 | 1.35 | Duration |
| 102:20 | 3.60 | 3.53 | 3.33 | 2.82 | 2.33 | Yield |
| | 13.57 | 4.64 | 2.97 | 1.79 | 1.35 | Duration |
| 102:24 | 3.59 | 3.50 | 3.29 | 2.75 | 2.24 | Yield |
| | 13.57 | 4.65 | 2.97 | 1.79 | 1.35 | Duration |
| 102:28 | 3.58 | 3.47 | 3.25 | 2.68 | 2.15 | Yield |
| | 13.58 | 4.65 | 2.97 | 1.79 | 1.36 | Duration |
| 103: 0 | 3.57 | 3.45 | 3.21 | 2.62 | 2.06 | Yield |
| | 13.59 | 4.66 | 2.98 | 1.80 | 1.36 | Duration |
| 103: 4 | 3.56 | 3.42 | 3.17 | 2.55 | 1.97 | Yield |
| | 13.59 | 4.66 | 2.98 | 1.80 | 1.36 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class A3 (III-A-1) 5/1 PPP <P>**

**Orig Bal 110,784,000 Fac 1.00000 Coup 4.502 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1920 Cap 9.5530 @ 7.3610 Floor 2.1920 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G03**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A3 (III-A-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 20.54 | 5.69 | 3.38 | 1.92 | 1.41 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 04/33 | 09/30 | Last Prin |
| 102: 3 | 3.64 | 3.64 | 3.51 | 3.11 | 2.71 | Yield |
| | 13.54 | 4.62 | 2.95 | 1.78 | 1.34 | Duration |
| 102: 7 | 3.63 | 3.61 | 3.47 | 3.04 | 2.62 | Yield |
| | 13.54 | 4.62 | 2.95 | 1.78 | 1.35 | Duration |
| 102:11 | 3.62 | 3.59 | 3.42 | 2.97 | 2.53 | Yield |
| | 13.55 | 4.63 | 2.96 | 1.78 | 1.35 | Duration |
| 102:15 | 3.61 | 3.56 | 3.38 | 2.90 | 2.44 | Yield |
| | 13.56 | 4.64 | 2.96 | 1.79 | 1.35 | Duration |
| 102:19 | 3.60 | 3.53 | 3.34 | 2.84 | 2.35 | Yield |
| | 13.56 | 4.64 | 2.97 | 1.79 | 1.35 | Duration |
| 102:23 | 3.59 | 3.51 | 3.30 | 2.77 | 2.26 | Yield |
| | 13.57 | 4.65 | 2.97 | 1.79 | 1.35 | Duration |
| 102:27 | 3.58 | 3.48 | 3.26 | 2.70 | 2.17 | Yield |
| | 13.58 | 4.65 | 2.97 | 1.79 | 1.36 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

Bear, Stearns & Co. Inc.
mdevgan

# MANU-0305



**MANU-0305 Class A3 (III-A-1) 5/1 PPP <P>**

**Orig Bal 110,784,000 Fac 1.00000 Coup 4.502 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1920 Cap 9.5530 @ 7.3610 Floor 2.1920 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G03**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A3 (III-A-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 20.54 | 5.69 | 3.38 | 1.92 | 1.41 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 04/33 | 09/30 | Last Prin |
| 102: 7 | 3.63 | 3.61 | 3.47 | 3.04 | 2.62 | Yield |
| | 13.54 | 4.62 | 2.95 | 1.78 | 1.35 | Duration |
| 102:11 | 3.62 | 3.59 | 3.42 | 2.97 | 2.53 | Yield |
| | 13.55 | 4.63 | 2.96 | 1.78 | 1.35 | Duration |
| 102:15 | 3.61 | 3.56 | 3.38 | 2.90 | 2.44 | Yield |
| | 13.56 | 4.64 | 2.96 | 1.79 | 1.35 | Duration |
| 102:19 | 3.60 | 3.53 | 3.34 | 2.84 | 2.35 | Yield |
| | 13.56 | 4.64 | 2.97 | 1.79 | 1.35 | Duration |
| 102:23 | 3.59 | 3.51 | 3.30 | 2.77 | 2.26 | Yield |
| | 13.57 | 4.65 | 2.97 | 1.79 | 1.35 | Duration |
| 102:27 | 3.58 | 3.48 | 3.26 | 2.70 | 2.17 | Yield |
| | 13.58 | 4.65 | 2.97 | 1.79 | 1.36 | Duration |
| 102:31 | 3.57 | 3.45 | 3.22 | 2.63 | 2.08 | Yield |
| | 13.58 | 4.66 | 2.98 | 1.80 | 1.36 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class A3 (III-A-1) 5/1 PPP <P>**

**Orig Bal 110,784,000 Fac 1.00000 Coup 4.502 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1920 Cap 9.5530 @ 7.3610 Floor 2.1920 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G03**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A3 (III-A-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 20.54 | 5.69 | 3.38 | 1.92 | 1.41 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 04/33 | 09/30 | Last Prin |
| 102: 9+ | 3.62 | 3.60 | 3.44 | 3.00 | 2.57 | Yield |
| | 13.55 | 4.63 | 2.96 | 1.78 | 1.35 | Duration |
| 102:13+ | 3.61 | 3.57 | 3.40 | 2.93 | 2.48 | Yield |
| | 13.56 | 4.63 | 2.96 | 1.79 | 1.35 | Duration |
| 102:17+ | 3.60 | 3.54 | 3.36 | 2.86 | 2.39 | Yield |
| | 13.56 | 4.64 | 2.96 | 1.79 | 1.35 | Duration |
| 102:21+ | 3.60 | 3.52 | 3.32 | 2.79 | 2.30 | Yield |
| | 13.57 | 4.64 | 2.97 | 1.79 | 1.35 | Duration |
| 102:25+ | 3.59 | 3.49 | 3.28 | 2.73 | 2.21 | Yield |
| | 13.57 | 4.65 | 2.97 | 1.79 | 1.36 | Duration |
| 102:29+ | 3.58 | 3.46 | 3.23 | 2.66 | 2.12 | Yield |
| | 13.58 | 4.66 | 2.98 | 1.80 | 1.36 | Duration |
| 103: 1+ | 3.57 | 3.44 | 3.19 | 2.59 | 2.03 | Yield |
| | 13.59 | 4.66 | 2.98 | 1.80 | 1.36 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B1 (B-1) AA SUB <P>**

**Orig Bal 4,957,000 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B1 (B-1 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 04/33 | 09/28 | Last Prin |
| 100:20 | 3.65 | 3.82 | 3.95 | 4.03 | 4.04 | Yield |
| | 12.58 | 7.24 | 4.95 | 3.50 | 2.89 | Duration |
| 100:24 | 3.64 | 3.81 | 3.93 | 3.99 | 3.99 | Yield |
| | 12.59 | 7.25 | 4.95 | 3.50 | 2.89 | Duration |
| 100:28 | 3.63 | 3.79 | 3.90 | 3.96 | 3.95 | Yield |
| | 12.60 | 7.25 | 4.95 | 3.50 | 2.89 | Duration |
| 101: 0 | 3.62 | 3.77 | 3.88 | 3.92 | 3.91 | Yield |
| | 12.60 | 7.25 | 4.96 | 3.50 | 2.89 | Duration |
| 101: 4 | 3.61 | 3.76 | 3.85 | 3.89 | 3.87 | Yield |
| | 12.61 | 7.26 | 4.96 | 3.51 | 2.90 | Duration |
| 101: 8 | 3.60 | 3.74 | 3.83 | 3.85 | 3.82 | Yield |
| | 12.62 | 7.26 | 4.96 | 3.51 | 2.90 | Duration |
| 101:12 | 3.59 | 3.72 | 3.80 | 3.82 | 3.78 | Yield |
| | 12.63 | 7.27 | 4.96 | 3.51 | 2.90 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B2 (B-2) A SUB <P>**

**Orig Bal 3,776,700 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B2 (B-2 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 03/33 | 06/28 | Last Prin |
| 98:23 | 3.81 | 4.09 | 4.34 | 4.58 | 4.70 | Yield |
| | 12.47 | 7.18 | 4.90 | 3.47 | 2.86 | Duration |
| 98:27 | 3.80 | 4.07 | 4.31 | 4.54 | 4.65 | Yield |
| | 12.48 | 7.18 | 4.91 | 3.47 | 2.87 | Duration |
| 98:31 | 3.79 | 4.05 | 4.29 | 4.50 | 4.61 | Yield |
| | 12.48 | 7.19 | 4.91 | 3.47 | 2.87 | Duration |
| 99: 3 | 3.78 | 4.04 | 4.26 | 4.47 | 4.57 | Yield |
| | 12.49 | 7.19 | 4.91 | 3.47 | 2.87 | Duration |
| 99: 7 | 3.77 | 4.02 | 4.24 | 4.43 | 4.52 | Yield |
| | 12.50 | 7.20 | 4.91 | 3.48 | 2.87 | Duration |
| 99:11 | 3.76 | 4.00 | 4.21 | 4.40 | 4.48 | Yield |
| | 12.51 | 7.20 | 4.92 | 3.48 | 2.87 | Duration |
| 99:15 | 3.75 | 3.98 | 4.19 | 4.36 | 4.44 | Yield |
| | 12.51 | 7.20 | 4.92 | 3.48 | 2.87 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B3 (B-3) BBB SUB <P>**

**Orig Bal 2,596,500 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B3 (B-3 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 02/33 | 12/27 | Last Prin |
| 99: 5 | 3.77 | 4.03 | 4.25 | 4.45 | 4.55 | Yield |
| | 12.50 | 7.19 | 4.91 | 3.47 | 2.87 | Duration |
| 99: 9 | 3.76 | 4.01 | 4.23 | 4.41 | 4.50 | Yield |
| | 12.50 | 7.20 | 4.92 | 3.48 | 2.87 | Duration |
| 99:13 | 3.75 | 3.99 | 4.20 | 4.38 | 4.46 | Yield |
| | 12.51 | 7.20 | 4.92 | 3.48 | 2.87 | Duration |
| 99:17 | 3.74 | 3.98 | 4.17 | 4.34 | 4.41 | Yield |
| | 12.52 | 7.21 | 4.92 | 3.48 | 2.87 | Duration |
| 99:21 | 3.73 | 3.96 | 4.15 | 4.31 | 4.37 | Yield |
| | 12.53 | 7.21 | 4.92 | 3.48 | 2.88 | Duration |
| 99:25 | 3.72 | 3.94 | 4.12 | 4.27 | 4.33 | Yield |
| | 12.53 | 7.21 | 4.93 | 3.48 | 2.88 | Duration |
| 99:29 | 3.71 | 3.92 | 4.10 | 4.23 | 4.28 | Yield |
| | 12.54 | 7.22 | 4.93 | 3.49 | 2.88 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B4 (B-4) BB SUB <P>**

**Orig Bal 1,180,200 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B4 (B-4 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 06/32 | 01/27 | Last Prin |
| 86: 1+ | 4.94 | 6.05 | 7.22 | 8.65 | 9.64 | Yield |
| | 11.65 | 6.75 | 4.61 | 3.26 | 2.68 | Duration |
| 86: 5+ | 4.93 | 6.03 | 7.19 | 8.60 | 9.58 | Yield |
| | 11.66 | 6.75 | 4.61 | 3.26 | 2.68 | Duration |
| 86: 9+ | 4.92 | 6.01 | 7.16 | 8.56 | 9.53 | Yield |
| | 11.67 | 6.76 | 4.61 | 3.26 | 2.69 | Duration |
| 86:13+ | 4.90 | 5.99 | 7.13 | 8.51 | 9.47 | Yield |
| | 11.68 | 6.76 | 4.62 | 3.27 | 2.69 | Duration |
| 86:17+ | 4.89 | 5.97 | 7.10 | 8.47 | 9.42 | Yield |
| | 11.69 | 6.77 | 4.62 | 3.27 | 2.69 | Duration |
| 86:21+ | 4.88 | 5.95 | 7.06 | 8.43 | 9.37 | Yield |
| | 11.70 | 6.77 | 4.62 | 3.27 | 2.69 | Duration |
| 86:25+ | 4.87 | 5.93 | 7.03 | 8.38 | 9.31 | Yield |
| | 11.71 | 6.78 | 4.63 | 3.27 | 2.69 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B5 (B-5) B SUB <P>**

**Orig Bal 708,100 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B5 (B-5 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 10/31 | 05/26 | Last Prin |
| 66:26+ | 7.25 | 10.01 | 13.00 | 16.82 | 19.61 | Yield |
| | 10.11 | 6.01 | 4.11 | 2.91 | 2.37 | Duration |
| 66:30+ | 7.24 | 9.98 | 12.96 | 16.76 | 19.53 | Yield |
| | 10.13 | 6.01 | 4.11 | 2.91 | 2.38 | Duration |
| 67: 2+ | 7.22 | 9.94 | 12.91 | 16.69 | 19.45 | Yield |
| | 10.14 | 6.02 | 4.12 | 2.91 | 2.38 | Duration |
| 67: 6+ | 7.20 | 9.91 | 12.87 | 16.63 | 19.37 | Yield |
| | 10.15 | 6.02 | 4.12 | 2.92 | 2.38 | Duration |
| 67:10+ | 7.18 | 9.88 | 12.82 | 16.57 | 19.30 | Yield |
| | 10.16 | 6.03 | 4.12 | 2.92 | 2.38 | Duration |
| 67:14+ | 7.16 | 9.85 | 12.78 | 16.50 | 19.22 | Yield |
| | 10.17 | 6.03 | 4.13 | 2.92 | 2.38 | Duration |
| 67:18+ | 7.15 | 9.82 | 12.74 | 16.44 | 19.14 | Yield |
| | 10.18 | 6.04 | 4.13 | 2.92 | 2.39 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305

**MANU-0305 Class B6 (B-6) NR SUB <P>**

**Orig Bal 944,295 Fac 1.00000 Coup 4.424 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.0910 Cap 9.7640 @ 7.6730 Floor 2.0910 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 31-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B6 (B-6 )

| Price | 0% CPP | 15% CPP | 25% CPP | 40% CPP | 50% CPP | prepay |
|---|---|---|---|---|---|---|
| | | | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1.3200% | 1M_LIB |
| | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 18.84 | 9.24 | 5.89 | 3.96 | 3.21 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 05/33 | 02/32 | 09/26 | Last Prin |
| 25:31 | 20.73 | 29.99 | 41.59 | 57.44 | 70.42 | Yield |
| | 4.69 | 3.65 | 2.63 | 1.84 | 1.44 | Duration |
| 26: 3 | 20.63 | 29.86 | 41.41 | 57.18 | 70.10 | Yield |
| | 4.72 | 3.66 | 2.63 | 1.84 | 1.45 | Duration |
| 26: 7 | 20.53 | 29.73 | 41.24 | 56.93 | 69.77 | Yield |
| | 4.74 | 3.67 | 2.64 | 1.85 | 1.45 | Duration |
| 26:11 | 20.43 | 29.60 | 41.06 | 56.68 | 69.45 | Yield |
| | 4.76 | 3.68 | 2.65 | 1.85 | 1.45 | Duration |
| 26:15 | 20.33 | 29.48 | 40.88 | 56.42 | 69.13 | Yield |
| | 4.78 | 3.69 | 2.65 | 1.86 | 1.46 | Duration |
| 26:19 | 20.24 | 29.35 | 40.71 | 56.17 | 68.81 | Yield |
| | 4.81 | 3.70 | 2.66 | 1.86 | 1.46 | Duration |
| 26:23 | 20.14 | 29.23 | 40.53 | 55.93 | 68.49 | Yield |
| | 4.83 | 3.71 | 2.67 | 1.87 | 1.46 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class A7 (I-A-1) 7/1 <P>**

**Orig Bal 395,768,100 Fac 1.00000 Coup 4.630 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440 Cap 10.0300 @ 7.8860 Floor 2.1440 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP-G01**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: A7 (I-A-1 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.41 | 3.27 | 1.88 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 03/33 | Last Prin |
| 101:20 | 3.98 | 3.88 | 3.53 | Yield |
| | 4.35 | 2.84 | 1.74 | Duration |
| 101:24 | 3.95 | 3.84 | 3.46 | Yield |
| | 4.35 | 2.84 | 1.74 | Duration |
| 101:28 | 3.92 | 3.80 | 3.39 | Yield |
| | 4.36 | 2.84 | 1.74 | Duration |
| 102: 0 | 3.90 | 3.75 | 3.32 | Yield |
| | 4.37 | 2.85 | 1.74 | Duration |
| 102: 4 | 3.87 | 3.71 | 3.25 | Yield |
| | 4.37 | 2.85 | 1.75 | Duration |
| 102: 8 | 3.84 | 3.67 | 3.18 | Yield |
| | 4.38 | 2.86 | 1.75 | Duration |
| 102:12 | 3.81 | 3.63 | 3.11 | Yield |
| | 4.38 | 2.86 | 1.75 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B1 (B-1) AA SUB <P>**

**Orig Bal 6,531,500 Fac 1.00000 Coup 5.023 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440 Cap 10.0300 @ 7.8860 Floor 2.1440 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B1 (B-1 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 03/33 | Last Prin |
| 102:28 | 4.20 | 4.23 | 4.11 | Yield |
| | 6.97 | 4.85 | 3.47 | Duration |
| 103: 0 | 4.18 | 4.21 | 4.07 | Yield |
| | 6.98 | 4.85 | 3.47 | Duration |
| 103: 4 | 4.17 | 4.18 | 4.04 | Yield |
| | 6.98 | 4.85 | 3.47 | Duration |
| 103: 8 | 4.15 | 4.16 | 4.00 | Yield |
| | 6.99 | 4.85 | 3.47 | Duration |
| 103:12 | 4.13 | 4.13 | 3.97 | Yield |
| | 6.99 | 4.86 | 3.47 | Duration |
| 103:16 | 4.11 | 4.11 | 3.93 | Yield |
| | 6.99 | 4.86 | 3.47 | Duration |
| 103:20 | 4.10 | 4.08 | 3.90 | Yield |
| | 7.00 | 4.86 | 3.48 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B2 (B-2) A SUB <P>**

**Orig Bal 2,245,200 Fac 1.00000 Coup 5.023 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440 Cap 10.0300 @ 7.8860 Floor 2.1440 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B2 (B-2 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 02/33 | Last Prin |
| 101:19 | 4.38 | 4.49 | 4.47 | Yield |
| | 6.93 | 4.82 | 3.45 | Duration |
| 101:23 | 4.36 | 4.47 | 4.43 | Yield |
| | 6.94 | 4.82 | 3.45 | Duration |
| 101:27 | 4.35 | 4.44 | 4.40 | Yield |
| | 6.94 | 4.82 | 3.45 | Duration |
| 101:31 | 4.33 | 4.42 | 4.36 | Yield |
| | 6.95 | 4.83 | 3.45 | Duration |
| 102: 3 | 4.31 | 4.39 | 4.33 | Yield |
| | 6.95 | 4.83 | 3.45 | Duration |
| 102: 7 | 4.29 | 4.36 | 4.29 | Yield |
| | 6.95 | 4.83 | 3.46 | Duration |
| 102:11 | 4.28 | 4.34 | 4.26 | Yield |
| | 6.96 | 4.83 | 3.46 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B3 (B-3)     BBB SUB     <P>**

**Orig Bal 1,428,700  Fac 1.00000  Coup 5.023 Mat  / /  Wac- 0.000( 0.000) WAM-  /   (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440   Cap 10.0300 @ 7.8860  Floor 2.1440 @ 0.0000**

**Price/Yield View**  Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B3 (B-3 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 08/32 | Last Prin |
| 100:17 | 4.53 | 4.71 | 4.77 | Yield |
| | 6.90 | 4.79 | 3.43 | Duration |
| 100:21 | 4.51 | 4.68 | 4.74 | Yield |
| | 6.90 | 4.80 | 3.43 | Duration |
| 100:25 | 4.50 | 4.66 | 4.70 | Yield |
| | 6.91 | 4.80 | 3.43 | Duration |
| 100:29 | 4.48 | 4.63 | 4.66 | Yield |
| | 6.91 | 4.80 | 3.43 | Duration |
| 101: 1 | 4.46 | 4.61 | 4.63 | Yield |
| | 6.92 | 4.81 | 3.44 | Duration |
| 101: 5 | 4.44 | 4.58 | 4.59 | Yield |
| | 6.92 | 4.81 | 3.44 | Duration |
| 101: 9 | 4.42 | 4.55 | 4.56 | Yield |
| | 6.92 | 4.81 | 3.44 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B4 (B-4)  BB SUB  <P>**

**Orig Bal 816,500 Fac 1.00000 Coup 5.023 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440 Cap 10.0300 @ 7.8860 Floor 2.1440 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B4 (B-4 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 12/31 | Last Prin |
| 92: 7 | 5.80 | 6.54 | 7.33 | Yield |
| | 6.63 | 4.61 | 3.30 | Duration |
| 92:11 | 5.78 | 6.51 | 7.29 | Yield |
| | 6.63 | 4.61 | 3.30 | Duration |
| 92:15 | 5.76 | 6.48 | 7.25 | Yield |
| | 6.64 | 4.61 | 3.30 | Duration |
| 92:19 | 5.74 | 6.45 | 7.21 | Yield |
| | 6.64 | 4.62 | 3.30 | Duration |
| 92:23 | 5.72 | 6.42 | 7.17 | Yield |
| | 6.65 | 4.62 | 3.30 | Duration |
| 92:27 | 5.70 | 6.39 | 7.12 | Yield |
| | 6.65 | 4.62 | 3.31 | Duration |
| 92:31 | 5.68 | 6.36 | 7.08 | Yield |
| | 6.65 | 4.62 | 3.31 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B5 (B-5) B SUB <P>**

**Orig Bal 612,300 Fac 1.00000 Coup 5.023 Mat / / Wac- 0.000( 0.000) WAM- / (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440 Cap 10.0300 @ 7.8860 Floor 2.1440 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B5 (B-5 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 08/31 | Last Prin |
| 71: 1 | 9.97 | 12.53 | 15.70 | Yield |
| | 5.85 | 4.08 | 2.92 | Duration |
| 71: 5 | 9.94 | 12.49 | 15.64 | Yield |
| | 5.86 | 4.09 | 2.92 | Duration |
| 71: 9 | 9.91 | 12.44 | 15.58 | Yield |
| | 5.86 | 4.09 | 2.93 | Duration |
| 71:13 | 9.89 | 12.40 | 15.52 | Yield |
| | 5.87 | 4.09 | 2.93 | Duration |
| 71:17 | 9.86 | 12.36 | 15.46 | Yield |
| | 5.87 | 4.10 | 2.93 | Duration |
| 71:21 | 9.83 | 12.32 | 15.40 | Yield |
| | 5.88 | 4.10 | 2.93 | Duration |
| 71:25 | 9.80 | 12.28 | 15.34 | Yield |
| | 5.88 | 4.10 | 2.94 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*

# MANU-0305B

**MANU-0305B Class B6 (B-6)  NR SUB  <P>**

**Orig Bal 816,473  Fac 1.00000  Coup 5.023 Mat  / /  Wac- 0.000( 0.000) WAM-  /  (-22843)/ 0**

**1.0000 x 1-yr LIBOR + 2.1440  Cap 10.0300 @ 7.8860  Floor 2.1440 @ 0.0000**

**Price/Yield View** Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

**Settle Date:** 30-Jul-2003 **Curve Type:** Treas Act **Curve Date:** 30-Jul-2003 Tranche: B6 (B-6 )

| Price | 15% CPP | 25% CPP | 40% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.3200% | 1.3200% | 1.3200% | 1Y_LIB |
| | 1.2800% | 1.2800% | 1.2800% | 1YR_TRES |
| | 1.2900% | 1.2900% | 1.2900% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 9.21 | 5.87 | 3.95 | Avg. Life |
| | 08/03 | 08/03 | 08/03 | 1st Prin |
| | 05/33 | 05/33 | 12/31 | Last Prin |
| 32:20 | 26.19 | 35.37 | 47.71 | Yield |
| | 3.87 | 2.81 | 2.00 | Duration |
| 32:24 | 26.09 | 35.24 | 47.52 | Yield |
| | 3.87 | 2.81 | 2.00 | Duration |
| 32:28 | 26.00 | 35.11 | 47.33 | Yield |
| | 3.88 | 2.82 | 2.00 | Duration |
| 33: 0 | 25.90 | 34.97 | 47.15 | Yield |
| | 3.89 | 2.82 | 2.01 | Duration |
| 33: 4 | 25.80 | 34.84 | 46.96 | Yield |
| | 3.90 | 2.83 | 2.01 | Duration |
| 33: 8 | 25.71 | 34.71 | 46.78 | Yield |
| | 3.91 | 2.83 | 2.02 | Duration |
| 33:12 | 25.61 | 34.58 | 46.59 | Yield |
| | 3.92 | 2.84 | 2.02 | Duration |

*This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative. The yield table or scenario analysis being provided is based on assumptions you provided and is not to be used as a Bear, Stearns security evaluation or for pricing purposes.*